Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the years ended December 31, 2007, 2006, 2005 and 2004 and for the periods June 12 through December 31, 2003 and January 1 through June 11, 2003. Post-acquisition financial statements reflect a new basis of accounting and pre-acquisition period and post-acquisition period financial results (separated by a heavy black line) are presented but are not comparable. The heavy black line separating January 1 through June 11, 2003 from June 12 through December 31, 2003 relates to the acquisition of Panhandle by Southern Union from CMS Energy, effective June 11, 2003.

For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

	Year Ended December 31,				June 12 -	January 1 -
	2007	2006	2005	2004	December 31, 2003	June 11, 2003

FIXED CHARGES:
Interest Expense	$83,748	$63,322	$49,578	$52,435	$29,098	$37,802
Net amortization of debt discount, premium and
issuance expense	(1,197)	(1,333)	(1,293)	(4,006)	(3,561)	(2,386)
Capitalized Interest	14,203	4,645	8,838	4,812	1,624	987
Interest portion of rental expense	3,582	3,780	4,284	4,453	745	595

Total Fixed Charges	$100,336	$70,414	$61,407	$57,694	$27,906	$36,998

EARNINGS:
Consolidated pre-tax income (loss) from continuing
operations	$246,742	$225,794	$166,189	$143,989	$84,773	$78,543
Earnings of equity investments	(299)	(172)	(226)	(216)	(136)	(411)
Distributed income from equity investments	-	174	203	174	-	1,066
Capitalized interest	(14,203)	(4,645)	(8,838)	(4,812)	(1,624)	(987)
SFAS 145 Adjustment	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-
Total fixed charges (from above)	100,336	70,414	61,407	57,694	27,906	36,998

Earnings Available for Fixed Charges	$332,576	$291,565	$218,735	$196,829	$110,919	$115,209

Ratio of Earnings to Fixed Charges	3.3	4.1	3.6	3.4	4.0	3.1